

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Bryant Kirkland
Chief Financial Officer
Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

   Re: Douglas Elliman Inc.
     Registration Statement on Form S-1
     Filed December 7, 2021
     File No. 333-261523

Dear Mr. Kirkland:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1 filed December 7, 2021

Material Federal Income Tax Consequences, page 14

1. We note disclosures here and throughout the prospectus that the number of shares of Spinco common stock distributed in respect of shares of Vector common stock underlying Vector stock option awards and restricted stock awards "will be reduced in satisfaction of such holders' tax obligations." Please revise to explain how the amount of this reduction will be determined and how this will satisfy a holder's tax obligations. Please also revise to state that you have received counsel's opinion and file a signed tax opinion as an exhibit to the registration statement prior to effectiveness.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at 202-551-3468 or Babette Cooper at 202-551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Downes, Esq.